Cytokinetics, Incorporated

280 East Grand Avenue

South San Francisco, CA 94080

May 15, 2019	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph McCann

RE:	Cytokinetics, Incorporated
Registration Statement on Form S-3
File No. 333-231348

Acceleration Request
Requested Date:	May 17, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on May 17, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlton Fleming of Cooley LLP, counsel to the Registrant, at (650) 843-5865, or in his absence, Michael E. Tenta at (650) 843-5636.

Very truly yours,

Cytokinetics, Incorporated

/s/ Ching Jaw
Ching Jaw
Senior Vice President, Chief Financial Officer

cc:	Mark A. Schlossberg, Senior Vice President, Legal and General Counsel
Michael E. Tenta, Cooley LLP
J. Carlton Fleming, Cooley LLP